

October 26, 2012

<u>Via Facsimile</u>
Martin Pastoriza Ramos
Chief Executive Officer
Unseen Solar, Inc.
505 Camino Elevado
Bonita, CA 91902

      Re: Unseen Solar, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed October 4, 2012
              File No. 000-54392

Dear Mr. Ramos:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. On October 10, 2012, the staff called the company and asked to speak with Martin Ramos, the person identified in your preliminary proxy statement as your Chief Executive Officer and President. Mr. Henderson, who answered the call, responded that there was no one there by that name. He then stated that he was President. Please advise.

2. We note that on September 5, 2012, you filed a Form 8-K disclosing the terms of the Stock Purchase Agreement you entered into with Western Water Consultants, Inc. and its shareholders. The Stock Purchase Agreement stipulates that at the closing, the ownership interest of Western's shareholders in Unseen Solar shall represent approximately 60% of your issued and outstanding shares of common stock. You provide similar disclosure on page 6 of your preliminary proxy statement. It appears that after the stock dividend contemplated on page 3 of the preliminary proxy statement, 60% of your issued and outstanding shares of common stock would equal 180 million shares rather than the 4.5

million shares you currently state that Western's shareholders will have the right to receive. As such, the increase in your authorized shares of common stock appears to be necessary to complete the transaction that is the subject of the Stock Purchase Agreement. Therefore, your preliminary proxy statement must include the information required by Items 11, 13, and 14 of Schedule 14A. Please amend your preliminary proxy statement to include such information. Refer to Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Mark C. Lee (*via e-mail*)
        Greenberg Traurig, LLP